Exhibit 99.1

MATERIAL FACT

LATAM AIRLINES GROUP S.A.

Issuer of Securities Registered in the Securities Registry

Santiago, 16 June 2025

Mrs.

Solange Berstein Jáuregui

President

Commission for the Financial Market

1449 Libertador Bernardo O´Higgins Avenue

Santiago

Ref.: Communicates MATERIAL FACT

Dear Sir/Madam:

In accordance with the provisions of Article 9 and the second paragraph of Article 10 of Law No. 18,045, and the provisions of General Standard No. 30, duly authorized by the Board of Directors, I inform the Commission for the Financial Market (the “Commission”), as a MATERIAL FACT of LATAM Airlines Group S.A. (the “Company”), the following:

1.	As of this date, the Company has received from certain shareholders (the “Selling Shareholders”), a request to proceed with a second secondary sale of shares (the “Second Secondary Sale”) under the registration rights agreement (the “RRA”, by its name in English Registration Rights Agreement) which, if successful, will be guaranteed by a firm commitment of underwriting. The implementation of such secondary sale is subject to certain variables, including market conditions.

This request meets the RRA requirements to proceed.

2.	It should be noted that, under the terms of the RRA, the Selling Shareholders have the authority to determine the date on which the Second Secondary Sale under the RRA will occur, and are even empowered to withdraw or modify its size. Therefore, to date, the Company is uncertain as to the date on which said secondary sale may take place.

3.	As was the case with the first secondary sale under the RRA, this Second Secondary Sale is expected to occur only in the United States of America and other jurisdictions outside of Chile.

4.	While there is no certainty as to the date on which the Second Secondary Sale under the RRA could take place, on this date the Company will file with the Securities and Exchange Commission of the United States of America, including, inter alia, a preliminary prospectus supplement to Form F-3 filed on July 18, 2024, and an MD&A 6-K. The foregoing is in compliance with the Company’s obligations under the RRA to cooperate with the Selling Shareholders and applicable United States regulations.

As required by Rule 135e of the Securities Act of the United States of America of 1933, as amended (the “Securities Law of the United States of America”), this announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities in the United States, and securities may not be offered or sold in the United States absent registration or an exemption from registration. Any offer, solicitation or offer to buy, or any sale of securities, including a potential secondary sale, will be made pursuant to the registration and prospectus requirements of the United States Securities Act.

Without further ado, I send you my regards,

Ricardo Bottas

Chief Financial Officer

LATAM Airlines Group S.A.

c.c.:

Santiago Stock Exchange, Stock Exchange.

Chilean Electronic Stock Exchange, Stock Exchange